瑞生國際律師事務所	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com 香港中環康樂廣場八號交易廣場第一座四十一樓
May 24, 2011 VIA EDGAR Mr. Mark P. Shuman Mr. Evan Jacobson Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
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Re:	Taomee Holdings Limited

Amendment No. 1 to Registration Statement on Form F-1

Dear Mr. Shuman and Mr. Jacobson:

On behalf of our client, Taomee Holding Limited (the “Company” or “Taomee”), a company incorporated under the laws of the Cayman Islands, we have filed the Company’s Registration Statement on Form F-1 (the “Registration Statement”) (File No. 333-174293) on EDGAR on May 18, 2011. We are filing herewith the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1”). For your ease of reference, we will deliver to you 10 copies of the Amendment No. 1 marked to show changes to the previous Registration Statement filed on EDGAR on May 18, 2011.

The Company has included in this Amendment No. 1 interim condensed financial statements as of and for the three-month period ended March 31, 2011.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me in Hong Kong at +852-2912-2503 (work) or +852-9124-8324 (cell), or Karen Yan in Shanghai at +86-21-6101-6018 (work) or +86-139-1800-7609 (cell).

Simon H. Berry	Raymond M. S. Kwok	Simon D. Powell	Registered Foreign Lawyers:
Joseph A. Bevash	Michael S. L. Liu	Cheung Ying Yeung	Timothy M. Gardner (New York)
Kenneth D. C. Chan	Jane M. S. Ng		Eugene Y. Lee (New York)
Stanley Chow	John A. Otoshi		David J. Miles (England and Wales)
David Zhang (New York)

May 24, 2011

Very truly yours,

/s/ David T. Zhang
David T. Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Jason Liqing Zeng, Chairman, Taomee Holdings Limited
Benson Haibing Wang, Chief Executive Officer, Taomee Holdings Limited
Paul Keung, Chief Financial Officer, Taomee Holdings Limited
Karen Yan, Latham & Watkins LLP, Shanghai
James Lin, Davis Polk & Wardwell LLP
Charlotte Lu, Deloitte Touche Tohmatsu CPA Ltd, Shanghai
Tom Colwell, Deloitte Touche Tohmatsu CPA Ltd, Shanghai

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